Exhibit 1

OI S.A.

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held Company

MATERIAL FACT

Restructuring settlement DISCUSSIONS

Oi S.A. – In Judicial Reorganization (“Oi,” and together with certain of its affiliates, the “Company”), in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, as described herein, the Company has been involved in discussions with, and provided certain information to, certain holders of, or managers of entities holding, beneficial interests in, (i) the 9.750% Senior Notes due 2016 issued by Oi, (ii) the 5.125% Senior Notes due 2017 issued by Oi and guaranteed by Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”), (iii) the 9.500% Senior Notes due 2019 issued by Oi and guaranteed by Telemar, (iv) the 5.500% Senior Notes Due 2020 issued by Oi and guaranteed by Telemar, (v) the 5.625% Senior Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) and guaranteed by Oi, (vi) the 5.750% Senior Notes due 2022 issued by Oi Coop and guaranteed by Oi, (vii) the 6.250% Senior Notes due 2016 issued by Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and guaranteed by Oi, (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi, (ix) the 5.875% Senior Notes due 2018 issued by PTIF and guaranteed by Oi, (x) the 5.000% Senior Notes due 2019 issued by PTIF and guaranteed by Oi, (xi) the 4.625% Senior Notes due 2020 issued by PTIF and guaranteed by Oi, (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi, and (xiii) the 5.242% Senior Notes due 2017 issued by PTIF and guaranteed by Oi (collectively, the “Notes” and the holders thereof, the “Noteholders”).

Confidentiality Agreements with Members of the Steering Committee of the International Bondholder Committee and the Steering Committee of the Ad Hoc Group of Bondholders

On October 18, 2017, the Company executed confidentiality agreements (the “IBC/AHG Confidentiality Agreements”) with the Noteholders who are members of the Steering Committee of the International Bondholder Committee (the “IBC”) and the Steering Committee of the Ad Hoc Group of Bondholders (the “AHG”) to facilitate potential discussions concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”).  Pursuant to the IBC/AHG Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the IBC/AHG Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions that have taken place between the Company, the IBC and the AHG concerning a Potential Transaction.  The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the IBC/AHG Confidentiality Agreements.  The IBC/AHG Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

Meetings with the IBC/AHG/ECA Representatives

On October 18, 19, 20, 23 and 24, 2017, representatives of the Company and the Company’s financial and legal advisors (the “Company Representatives”) met (such meetings, the “IBC/AHG/ECA Meetings”) in New York with representatives of the IBC, the AHG, advisors to certain export credit agencies (the “ECAs”) that hold Class III Claims, and the IBC’s and the AHG’s respective financial and legal advisors (the “IBC/AHG/ECA Representatives”) to discuss the terms of a Potential Transaction.

As of the date hereof, no agreement concerning the terms of a Potential Transaction has been reached with the IBC, the AHG or the ECAs.  While discussions between these parties and the Company may continue in the future, there can be no assurance that discussions will continue or if they do continue, that they will result in an agreement regarding the terms of a Potential Transaction.

Confidential Information

During the IBC/AHG/ECA Meetings and during informal discussions after the IBC/AHG/ECA Meetings, the Company Representatives provided to each of the IBC, AHG, and ECA Representatives the following written materials (or such written materials otherwise constitute documents and other information that the Company is required to make public under the IBC/AHG Confidentiality Agreements, as applicable):  (i) a cash flow analysis by Laplace of the alternative proposal (the “IBC/AHG/ECA Alternative Proposal”) contemplated by the draft term sheet disclosed on October 13, 2017 by the IBC, AHG and ECAs (the “Alternative Proposal Cash Flow Analysis”); (ii) a written summary of the Company’s capital expenditure needs (the “CapEx Summary”), (iii) a written summary of the Company’s mobile and broadband investment strategy (the “Mobile and Broadband Summary”), (iv) a written summary of the Company’s working capital needs (the “Working Capital Summary”), (v) a written summary of the Company’s projected payables and receivables (the “P&R Summary”), (vi) a written summary of the Company’s cash flow and profit and loss projections (the “Cash Flow and P&L Forecast”), (vii) a document containing information with respect to judicial claims against the Company and related judicial deposits (the “Judicial Deposit Materials”), (viii) a document containing various projected EBITDA scenarios and comparing projected EBITDA to the Company’s projected capital expenditure needs (the “EBITDA Materials”), (ix) two versions of a presentation containing stratifications of sample projects and associated capital expenditures, one of which versions included cash flow projections and one that did not include cash flow projections (together, the “CapEx Stratification Presentations”), (x) a scenario analysis showing cash shortfalls under the IBC/AHG/ECA Alternative Proposal (the “Cash Shortfall Analysis”),  (xi) a document showing the Company’s P&L and Cash Flow projections (the “Projections”), (xii) a draft plan support agreement and draft term sheet provided to the Company by certain Noteholders who are not known to the Company to be members of the IBC or AHG (together, the “PSA”), and (xiii) the draft written restructuring term sheet representing the terms of a Potential Transaction provided by the IBC/AHG/ECA Representatives on October 26, 2017 (the “IBC/AHG/ECA Term Sheet” and together with the Alternative Proposal Cash Flow Analysis, the CapEx Summary, the Mobile and Broadband Summary, the Working Capital Summary, the P&R Summary, the Cash Flow and P&L Forecast, the Judicial Deposit Materials, the EBITDA Materials, the CapEx Stratification Presentations, the Cash Shortfall Analysis, and the Projections, and the PSA, the “Cleansing Materials”).

During the IBC/AHG/ECA Meetings, the Company’s management indicated to the IBC/AHG/ECA Representatives that the IBC/AHG/ECAs would need to address the following items under the IBC/AHG/ECA Alternative Proposal, in order for their plan(s) to be fully-funded and supported by the Company: (i) balancing value distribution amongst stakeholders, including by (a) detailing terms and conditions of the backstop fee and equity ownership after equitization, (b) addressing the price of the capital increase and allocation of equity among bondholders and existing shareholders, and (c) addressing the equity valuation prior to the new money capital increase; (ii) addressing cash flow shortfall in 2020 by working on the following levers: (a)  considering revisions to the terms of interest payments under the restructured bonds (i.e., cash v. PIK), (b) evaluating financing support by ECAs, (c) considering new financing options, and (d) revising the amount of new money.

On October 26, 2017, the IBC/AHG/ECA Representatives provided to the Company Representatives the IBC/AHG/ECA Term Sheet, which made certain modifications to the IBC/AHG/ECA Alternative Proposal disclosed by the IBC, AHG and ECAs on October 13, 2017.  As of the date hereof, the Company has not made a counterproposal to the IBC/AHG/ECA Term Sheet.

As they have with other creditors and stakeholders of the Company, the Company Representatives have continued discussions informally with the IBC/AHG/ECA Representatives following the IBC/AHG/ECA Meetings and have tentatively agreed to meet again with the IBC/AHG/ECA Representatives in Brazil during the week of November 6, 2017.

In addition to the Cleansing Materials, the Company Representatives shared orally certain Confidential Information with the IBC/AHG/ECA Representatives.  Specifically, the Company Representatives stated that:

•         the assumed net present value hurdle for determining whether to make a capital investment in any particular project or investments underpinning the Company’s expected capital expenditure strategy is 11.3%;

•         for 2017 and 2018, the Company´s business plan projects expected net withdrawals of judicial deposits in connection with certain judicial claims in an amount of BRL 1.4 billion, after considering the payment of the claims associated with these deposits, of BRL 1.5 billion, which largely do not relate to small claims court (JEC), labor, civil consumer, civil strategic, tax, legal corporate manager, and judicialized regulatory claims as referenced in the Judicial Deposit Materials;

•         other than the BRL 1.4 billion, the Company’s business plan does not include any expected positive cash flows when considering the net amount from the release of judicial deposits and the payment of claims associated with such deposits;

•         the “Other Collateral” column on the slide numbered 3 in the Judicial Deposit Materials is collateral in the form of surety bonds and the line items entitled “Comissão fiança” and “seguro” in the Working Capital Summary corresponds to the approximate average working capital expense related to such surety bonds;

•         the expected additional cash outflows for unliquidated labor judicial claims is contained in the financial analysis prepared by Ernst & Young in connection with the New Version of the Plan (as defined below);

•         given the concentration of judicial deposits in a limited number of Brazilian state-owned financial institutions and the financial burden of honoring demands for such deposits on such institutions given the financial constraints such institutions might have due to the publicly known financial constraints of their state owners and the aggregate size of such deposits, it may be practically difficult for the Company to retrieve judicial deposits upon resolution of the judicial claims they secure under the New Version of the Plan or otherwise;

•         the financial projections included in the Company’s business plan assumes no change in Brazilian law applicable to concessions held by the Company;

•         while discussions have continued and may continue in the future with certain other Noteholders in connection therewith as disclosed by the Company in its October 23, 2017 press release, Company management will not execute with such other Noteholders the draft form of plan support agreement disclosed by the Company in connection with one of its press releases made on October 12, 2017 in the exact draft form disclosed with no changes to such draft form;

•         the Company treats 95% of its suppliers as strategic suppliers, and the Company Representatives do not believe it will be feasible to change the treatment of its suppliers under the plan;

•         beginning in 2020, the ECAs may consider providing financing for approximately 80% of equipment costs from some or all of its major suppliers which could amount to USD 500 million (for the avoidance of doubt, the Company Representatives only speculated as to the possibility that the Company may be able to obtain vendor financing from some or all of its major suppliers and did not confirm that this would for sure be possible);

•         in the EBITDA Materials, the “Mediation” disbursement (BRL 211 million) refers to a forecasted cash outflow of BRL 211 million related to the small creditors mediation for credits below BRL 50,000 of classes I, III and IV;

•         in the EBITDA Materials, the “Other” disbursement (BRL 360 million) in 2017 in the refers to the anticipated dissolution of the Rio Alto joint venture, through the acquisition by Oi of Banco Santander’s stake in the joint venture;

•         under the Company’s business plan, capital expenditures in year 1 are largely labor intensive and more equipment is purchased in years 2 and 3;

•         the Company does not plan to purchase the 700 MHz spectrum and instead plans to re-farm the 1.8 GHz spectrum;

•         the Company considered changing its assumptions regarding the TAC;

•         the Company’s business plan assumes that the minimum cash balance required by the Company to operate in the ordinary course is approximately BRL 4 billion, but the Company could be able to operate with as little as approximately BRL 2-3 billion of cash from time to time; and

•         some stakeholders of the Company indicated that they are considering the legal options available to address the unliquidated claims in respect of administrative fines assessed against the Company through alternatives other than TAC.  The AGU advised the Company that their aim is to consider the long term impact of the restructuring on future cash flows with a view to ensuring that the Company has sustainable cash flows in the future sufficient to fund operations and that one possible driver could be the extension of the bond from 7 to 10 years.  BdB, the AGU’s financial advisor, has communicated to the Company that BdB intends to discuss the possibility of increasing the call price on the Restructured Unsecured Bank / ECA Debt under the draft term sheet proposed by the IBC/AHG/ECA Representatives and disclosed by the IBC, AHG and ECAs on October 13, 2017 by the IBC, AHG and ECAs.

Certain Other Important Information

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement.  In the event that any statement herein or in the Cleansing Materials is inconsistent with or conflicts with the new version of the plan of reorganization (the “New Version of the Plan”) filed on October 11, 2017 in the judicial reorganization proceeding of the Company pending in Brazil, the terms and conditions of the New Version of the Plan prevail.  Nothing contained in the Cleansing Materials is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses.  The information contained in the Cleansing Materials is for discussion purposes only and shall not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials.

Furthermore, the contents of the Cleansing Materials shall not be construed as guidance by the Company in relation to its future results, and the Company does not assume and expressly disclaims any responsibility to update such contents or information at any time.

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities.  This communication is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities.

The Company has published the Cleansing Materials on its English website, available at http://ir.oi.com.br (English), and will publish Portuguese translations of the Cleansing Materials as soon as the translations are available on its Portuguese website, available at http://oi.com.br/ri (Portuguese).

Rio de Janeiro, November 6, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation.  Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements.  There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties.  These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.